

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Jon Rice
Chief Operating Officer
Kraig Biocraft Laboratories, Inc
2723 South State St., Suite 150
Ann Arbor, Michigan 48104

> **Re: Kraig Biocraft Laboratories, Inc**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 25, 2021**
> **File No. 000-56232**

Dear Mr. Rice:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences